Exhibit 8.1
Subsidiaries of Azul S.A.
The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of the date of this annual report:

Entities	Country of incorporation

Azul Linhas Aéreas Brasileiras S.A.	Brazil
IntelAzul S.A. (formerly Tudo Azul S.A.)	Brazil
Azul Conecta Ltda. (formerly TwoTaxi Aéreo Ltda.)	Brazil
ATS Viagens e Turismo Ltda.	Brazil
Cruzeiro Participações S.A.	Brazil
Azul Investments LLP	USA
Azul SOL LLC	USA
Azul Finance LLC	USA
Azul Finance 2 LLC	USA
Blue Sabiá LLC	USA
Canela Investments LLC	USA
Canela Turbo Three LLC	USA
Canela 336 LLC	USA
Azul Saira LLC	USA
Azul Secured Finance LLP	USA
Azul Secured Finance II LLP (a)	USA
ATSVP — Viagens Portugal, Unipessoal LDA	Portugal
Azul IP Cayman Holdco Ltd.	Cayman Islands
Azul IP Cayman Ltd.	Cayman Islands
Azul Cargo IP Cayman Ltd. (b)	Cayman Islands
Azul Cargo IP Cayman Holdco Ltd. (b)	Cayman Islands

(a)Formed on September 17, 2024.
(b)Non-operational entities that were incorporated in September 2024.